UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2025

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Warrant Exchange Agreement

On August 5, 2025, NLS Pharmaceutics Ltd. (the “Company”) entered into a warrant exchange agreement (the “Exchange Agreement”) with Alpha Capital Anstalt (the “Holder”). Pursuant to the terms of the Exchange Agreement, the Company and the Holder agreed to exchange a certain common share purchase warrant dated October 10, 2024 to purchase 207,913 of the Company’s common shares previously issued to the Holder under a securities purchase agreement dated October 9, 2024, between the Company and certain accredited investors, including the Holder (the “Warrant”), for 100,000 common shares, par value CHF 0.03 of the Company (the “Exchange Shares”).

The Exchange Shares are being issued in reliance on an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended. Pursuant to the Exchange Agreement, the Company agreed to issue the Exchange Shares within one trading day of execution, and acknowledged that the Holder’s holding period for Rule 144 purposes will tack back to the original issue date of the Warrant. The Exchange Shares will have the same rights as the warrant shares under specified provisions of the Warrant.

In addition, the Holder waived any liquidated damages related solely to the Company’s registration obligations under the Securities Purchase Agreements dated October 9, 2024 and December 4, 2024, and the related Registration Rights Agreement, all as previously executed between the Company and the Holder. No other rights under any other agreements were waived.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, which is filed as Exhibit 99.1 to this Current Report on Form 6-K and incorporated herein by reference

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Exchange Agreement, dated August 5, 2025, among NLS Pharmaceutics Ltd. and Alpha Capital Anstalt

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: August 6, 2025	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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